UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XRS Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983882309

(CUSIP Number)

Frederic D. Fenton

Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 7,795,158 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 7,795,158 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,795,158 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.0%
14	TYPE OF REPORTING PERSON: PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 4,048,210 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,048,210 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,048,210 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON: PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 73,296 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 73,296 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 73,296 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): LESS THAN 1%
14	TYPE OF REPORTING PERSON: PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 22,500 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 22,500 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,500 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): LESS THAN 1%
14	TYPE OF REPORTING PERSON: OO

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 11,843,368 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 11,843,368 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,843,368 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.3%
14	TYPE OF REPORTING PERSON: PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 11,916,664 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 11,916,664 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,916,664 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.5%
14	TYPE OF REPORTING PERSON: OO

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,939,164 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.6%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,916,664 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.6%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,939,164 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.6%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,939,164 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.6%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,939,164 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.6%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: 60,100 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 11,939,164 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 60,100 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 11,939,164 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,999,264 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.7%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TIMOTHY P. MCADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,916,664 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,916,664 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,916,664 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.5%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,916,664 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,916,664 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,916,664 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.5%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 11,916,664 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 11,916,664 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,916,664 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.5%
14	TYPE OF REPORTING PERSON: IN

(A) Please see Item 5.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on December 11, 2009 (the “Original 13D”) with respect to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of XRS Corporation, a Minnesota corporation (“XRS” or the “Company”). All capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original 13D. The Company’s principal executive offices are located at 965 Prairie Center Drive, Eden Prairie, Minnesota 55344.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “Purchasers”), (4) TCV VII Management L.L.C., a Delaware limited liability company (“TCV VII Management”), (5) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“Management VII”), (6) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“TCM VII”), (7) Jay C. Hoag (“Mr. Hoag”), (8) Richard H. Kimball (“Mr. Kimball”), (9) John L. Drew (“Mr. Drew”), (10) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”), (14) John C. Rosenberg (“Mr. Rosenberg”) and (15) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII(A), Member Fund, TCV VII Management, Management VII, TCM VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 10 hereto.

TCV VII, TCV VII(A), Member Fund, TCV VII Management, Management VII and TCM VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VII is the direct general partner of TCV VII and TCV VII(A). TCM VII is the direct general partner of Management VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau and Mr. Marshall are members of TCV VII Management (the “Management Members”). The Management Members, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “TCM VII Directors”) are the Class A Directors of TCM VII. The TCM VII Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the TCM VII Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 19, 2010, as disclosed in the Original 13D and subsequent to receipt of the Shareholder Approvals and the filing of the Amended Articles with the Secretary of State of the State of Minnesota, (1) TCV VII acquired 5,996,276 shares of Series G Preferred Stock and Warrants exercisable for 1,798,882 shares of Common Stock upon conversion of the Note held by it in the principal amount of $17,988,828, (2) TCV VII(A) acquired 3,114,008 shares of Series G Preferred Stock and Warrants exercisable for 934,202 shares of Common Stock upon conversion of the Note held by it in the principal amount of $9,342,024, and (3) Member Fund acquired 56,382 shares of Series G Preferred Stock and Warrants exercisable for 16,914 shares of Common Stock upon conversion of the Note held by it in the principal amount of $169,146.

As disclosed in the Original 13D, the conversion of the Notes was the sole consideration used to acquire the shares of Series G Preferred Stock and Warrants issuable upon conversion thereof, and no funds or consideration were borrowed or obtained for the purposes of acquiring such shares or Warrants.

The 22,500 shares of Common Stock owned by TCV VII Management were transferred from Mr. Marshall to TCV VII Management and are now held directly by TCV VII Management. These 22,500 shares were originally granted as restricted stock to Mr. Marshall in consideration for his service as a director of the Company and were held by Mr. Marshall but TCV VII Management retained 100% of the pecuniary interest therein.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired Series G Preferred Stock, Warrants and Common Stock for investment purposes. Depending on the factors discussed herein, and subject to the terms of the Voting Agreement described below, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the shares of Series G Preferred Stock to Common Stock, exercise all or a portion of the Warrants, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other shareholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or otherwise dispose of all or a portion of the shares of Series G Preferred Stock, Warrants and/or shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

On August 29, 2014, XRS, Amundsen Holdings, LLC, a Delaware limited liability company (“Amundsen”), and Amundsen Merger Sub Corp., a Minnesota corporation and a wholly owned subsidiary of Amundsen (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions thereof, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

As an inducement for Amundsen and Merger Subsidiary to enter into the Merger Agreement, on August 29, 2014, concurrently with the execution of the Merger Agreement, TCV VII, TCV VII(A), Member Fund, Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., John Deere Special Technologies Group, Inc. and the Chief Executive Officer of the Company (collectively, the “Supporting Shareholders”) each entered into a voting and support Agreement (the “Voting Agreements”) with Amundsen and Merger Subsidiary.

According to the Current Report on Form 8-K filed by XRS on September 2, 2014, the shares of Common Stock and Preferred Stock of the Company (collectively, “Company Capital Stock”) subject to Voting Agreements comprise approximately 68.1% of the voting power of the Company’s capital stock in the aggregate.

Pursuant to the Voting Agreements, subject to the terms and conditions set forth therein, each of the Supporting Shareholders party thereto have agreed to vote all of their shares of Common Capital Stock of the Company (including any Common Stock that the holders receive as a result of exercising Company options and warrants) (i) in favor of, among other things, approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (ii) against, among other things, any alternative business combination involving XRS.

Each Supporting Shareholder has also granted an irrevocable proxy appointing Amundsen as such Supporting Shareholder’s attorney-in-fact to vote its shares covered by the aforementioned voting obligations as required by, and subject to the terms and conditions of, its Voting Agreement. Each Supporting Shareholder has agreed that, other than in accordance with the terms of its Voting Agreement, it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Company Capital Stock or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any shares of Company Capital Stock during the term of the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, (iii) January 26, 2015, (iv) any amendment to the terms of the Merger Agreement that reduces the per share merger consideration or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Supporting Shareholder, changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Supporting Shareholder, or adversely affects, in any material respect, or is reasonably likely to adversely affect, in any material respect, the Supporting Shareholder relative to other holders of equity interests of the Company, (v) the date upon which the Supporting Shareholder ceases to own any equity interests of the Company and (vi) the mutual written consent of Amundsen and the Supporting Shareholder.

If the Merger is approved by the shareholders of the Company and is consummated, all of the shares of Series G Preferred Stock, Warrants and shares of Common Stock held by the Reporting Persons would be cancelled and converted into the merger consideration payable therefor, as provided in the Merger Agreement and subject to the terms and conditions thereof.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 11 hereto, and is incorporated into this report by reference.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a), (b). As of the close of business on September 3, 2014, TCV VII, TCV VII(A), Member Fund, TCV VII Management, Management VII, TCM VII and the TCM VII Directors beneficially owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)

TCV VII	7,795,158	(1)	41.0%
TCV VII(A)	4,048,210	(2)	26.5%
Member Fund	73,296	(3)	0.6%
TCV VII Management	22,500	(4)	0.2%
Management VII	11,843,368	(5)(**)	51.3%
TCM VII	11,916,664	(6)(**)	51.6%
Mr. Hoag	11,939,164	(6)(**)	51.6%
Mr. Kimball	11,939,164	(6)(**)	51.6%
Mr. Drew	11,939,164	(6)(**)	51.6%
Mr. Reynolds	11,939,164	(6)(**)	51.6%
Mr. Trudeau	11,939,164	(6)(**)	51.6%
Mr. McAdam	11,916,664	(7)(**)	51.5%
Mr. Rosenberg	11,916,664	(7)(**)	51.5%
Mr. Yuan	11,916,664	(7)(**)	51.5%
Mr. Marshall	11,999,264	(6)(8)(9)(10)(**)	51.7%

(*) All percentages in this table are based on (i) 11,226,682 shares of Common Stock outstanding as of August 29, 2014 as represented by the Company in the Merger Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1) Includes 5,996,276 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 1,798,882 shares of Common Stock.

(2) Includes 3,114,008 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 934,202 shares of Common Stock.

(3) Includes 56,382 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 16,914 shares of Common Stock.

(4) Includes 22,500 shares of Common Stock that were transferred from Mr. Marshall to TCV VII Management and are now held directly by TCV VII Management. These 22,500 shares were originally granted as restricted stock to Mr. Marshall in consideration for his service as a director of the Company and were held by Mr. Marshall but TCV VII Management retained 100% of the pecuniary interest therein.

(5) Includes 9,110,284 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 2,733,084 shares of Common Stock, in each case, held by TCV VII and TCV VII(A).

(6) Includes (i) 9,166,666 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 2,749,998 shares of Common Stock, in each case, held by TCV VII, TCV VII(A) and Member Fund and (ii) 22,500 shares of Common Stock held by TCV VII Management.

(7) Includes 9,166,666 shares of Common Stock issuable upon conversion of Series G Preferred Stock and Warrants that are immediately exercisable for 2,749,998 shares of Common Stock, in each case, held by TCV VII, TCV VII(A) and Member Fund.

(8) Includes 15,100 shares of Common Stock owned individually by Mr. Marshall.

(9) Includes options to purchase 45,000 shares of Common Stock that are exercisable within 60 days of the date of the filing of this Amendment No. 1 with the SEC. Mr. Marshall has sole dispositive power over the stock options and the underlying shares of Common Stock. However, TCV VII Management owns 100% of the pecuniary interest therein. The Management Members are members of TCV VII Management, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

(10) Does not include (i) certain shares of Preferred Stock of the Company immediately convertible into shares of Common Stock or warrants immediately exercisable for shares of Common Stock (collectively, the “Trident Securities”) or (ii) certain shares of restricted Common Stock or options exercisable for shares of Common Stock (together, the “Trident Awards”), in each case beneficially owned by Trident Capital

Management-V, L.L.C. (“TCMV”) and/or Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and/or Trident Capital Parallel Fund-V, C.V. (collectively, the “Trident Funds”). The Trident Awards were granted to Mr. Marshall in his capacity as a director nominated to the Board of Directors of the Company by TCMV, and the Trident Awards are held directly by Mr. Marshall solely for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement. Mr. Marshall disclaims beneficial ownership of the Trident Awards and of any shares of Common Stock that may be received upon the exercise thereof. In addition, Mr. Marshall is a former member of TCMV and, as such, has a continuing indirect interest in the Trident Securities held by certain Trident Funds. Mr. Marshall disclaims beneficial ownership of the Trident Securities and of any shares of Common Stock that may be received upon the conversion or exercise of any Trident Securities, except to the extent of his pecuniary interest therein.

Each of the Purchasers and TCV VII Management has the sole power to dispose or direct the disposition of the Company Capital Stock and Warrants that it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares held by it or pursuant to additional acquisitions of Common Stock from the Company or otherwise, if any, made by it. Each of the Purchasers and TCV VII Management has the sole power to vote or direct the vote of its respective shares of Company Capital Stock and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to additional acquisitions of Common Stock from the Company or otherwise, if any, made by it.

TCM VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of any shares or other securities held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares or other securities held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

The TCM VII Directors are Class A Directors of TCM VII. Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares or other securities held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the TCM VII Directors disclaims beneficial ownership of the securities owned by TCM VII, Management VII, TCV VII, TCV VII(A), TCV Management VII and Member Fund except to the extent of their respective pecuniary interest therein.

The Management Members are members of TCV VII Management. Under the operating agreement of TCV VII Management, the Management Members have the shared power to dispose or direct the disposition of the shares held by TCV VII Management. Each of the Management Members disclaims beneficial ownership of the securities owned by TCV VII Management except to the extent of his respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any shares owned beneficially or of record by any other Reporting Person.

(c). None of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Capital Stock, Warrants or the underlying Common Stock.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Item 4 above summarizes certain provisions of the Voting Agreement. A copy of the Voting Agreement is attached hereto as Exhibit 11 and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 10 Joint Filing Agreement

Exhibit 11 Form of Voting Agreement

Exhibit 12 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 13 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 14 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2014

TCV VII, L.P.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TCV VII(A), L.P.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TCV VII MANAGEMENT, L.L.C.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

JAY C. HOAG

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

JOHN L. DREW

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

ROBERT W. TRUDEAU

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

TIMOTHY P. MCADAM

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

JOHN C. ROSENBERG

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

DAVID L. YUAN

By: /s/ Frederic D. Fenton

Name: Frederic D. Fenton

Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 2 Note Purchase Agreement, dated December 4, 2009, among XRS Corporation, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., and GW 2001 Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 3 Form of Senior Mandatorily Convertible Promissory Note of XRS Corporation (incorporated by reference from Exhibit 3 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 4 Form of Support Agreements entered into among TCV VII, L.P. and TCV VII(A), L.P and each of (i) John Deere Special Technologies Group, Inc., (ii) GW 2001 Fund, L.P. and Weber Capital Partners II, L.P, and (iii) Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 5 Certificate of Designation of Preferences of Series G Preferred Stock of XRS Corporation (incorporated by reference from Exhibit 5 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 6 Form of Warrant to Purchase Common Stock of XRS Corporation (incorporated by reference from Exhibit 6 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 7 Investor Rights Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. (incorporated by reference from Exhibit 7 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 8 Voting Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., and John Deere Special Technologies Group, Inc. (incorporated by reference from Exhibit 8 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 9 Indemnification Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. (incorporated by reference from Exhibit 9 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009)

Exhibit 10 Joint Filing Agreement

Exhibit 11 Form of Voting Agreement

Exhibit 12 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 13 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 14 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)